CONSENT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS


   We consent to the reference to our firm under the caption "Experts" in this Registration Statement on Form S-3 and related Prospectus of Hondo Oil & Gas Company and to the incorporation by reference therein of our report dated November 21, 1997, except for
Note 5 thereof as to which the date is December 18, 1997, with respect to the consolidated financial statements and schedules of Hondo Oil & Gas Company included in its Annual Report (Form 10-K) for the year ended September 30, 1997, filed with the Securities and Exchange Commission.


                              Ernst & Young LLP







Denver, Colorado



February 20, 1998

               [O'MELVENY & MYERS LLP LETTERHEAD]




                            February
                            23rd
                            1 9 9 8









(213) 669-6643
                                                     394,215-999
                                                    LA1-778646.V5

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.  20549-1004

          Re: Hondo Oil & Gas Company Registration Statement on Form S-3 (File No. 333-43819)

Ladies and Gentlemen:

          On behalf of our client, Hondo Oil & Gas Company (the "Company"), enclosed please find for filing via EDGAR, Amendment No. 1 to the Company's Registration Statement on Form S-3 (the "Amendment"). The Company has also received the letters from the Staff of the Securities and Exchange Commission dated February 11, 1998 and February 12, 1998 containing the Staff's comments on the above-referenced Registration Statement. The Company has asked us to convey to you its responses to your comments.

          The following numbered items correspond to the numbered comments in the Staff's letter dated February 11, 1998:

          1. The Company maintains a website available to the public which may be found at www.hondooil.com.

          2. The Company's definitive proxy statement has been incorporated by reference in the Amendment under the heading
     "Documents Incorporated by Reference."

          3. The requested risk factor has been added to the Amendment.

          4.   Colombia's highly inflationary economic
     environment has little or no impact on the Company's reported results of operations, nor has it caused the Company to incur economic gains or losses, for the following reasons:

               (a) In accordance with the accounting guidance for a highly inflationary economic environment, the Company translates each peso-denominated transaction to dollars before it is recorded. Thus, the only source for currency gains and losses is remeasurement of peso-denominated current assets and liabilities at period end (primarily cash and certain current tax receivables). As a result of the Company's funding practices and non-operator status, peso-denominated current assets and liabilities, and the resultant currency gains and losses, have not been material since the Company began its Colombian operations in 1991 and are not expected to be material in the future.

               (b) Over time, inflation will cause a loss of buying power, or an economic loss, when a currency is held. The Company has never held large amounts of Colombian pesos, but rather has funded payment of peso-denominated obligations on a current basis. Pesos used to pay bills during periods of significant activity are rarely more than four weeks old. While the exchange rate for the Colombian peso has steadily increased over time, loss of buying power has been insignificant because of the Company's funding practices.

               (c) In regard to revenues (which are being paid 25% in pesos and 75% in dollars for the Ecopetrol contract and 100% in dollars for the Termosantander contract), current law sets natural gas prices by reference to world oil prices denominated in dollars. Likewise, revenues for the associated liquids are indexed to U.S. oil markets and expressed in terms of dollars. The Company uses revenues received in pesos to pay for capital and operating expenditures on a concurrent basis. The loss of buying power due to inflation should be largely mitigated by this practice.

          The Company does not hedge foreign exposure.
     Accordingly, the Company does not believe inclusion of the requested risk factor in the Amendment is necessary.

          5. The requested risk factor has been added to the Amendment.

          6. The risk factor has been modified to disclose the requested information.

          7.   The risk factor has been modified as requested.

          8. The requested additional disclosures have been made under the caption "Risk Factors - Ecopetrol's Inherent
     Conflict of Interest and Role" in the Amendment.

          9.   The risk factor has been modified as requested.

          10. The requested disclosures have been made by the modification or addition of the risk factors captioned "Acreage Relinquishments," "Highly Leveraged," "Limited Capital" and "Change of Control and Financial Support of Shareholder" in the Amendment.

          11. The requested disclosure has been made under the risk factors captioned "Limited Capital" and "Ecopetrol's
     Inherent Conflict of Interest and Role."

          12. The requested disclosure has been added to the risk factor captioned "Limited Capital."

          13.  The risk factor has been modified as requested.

          14. The requested disclosure has been added to the risk factor.

          15.  The risk factor has been modified as requested.

          16.  The requested change under the caption "Selling
     Stockholder" has been made.

          17. The Company believes it has listed in and filed with the Registration Statement all exhibits required to be filed pursuant to Item 601 of Regulation S-K for registration statements on Form S-3.

          18. Additional information regarding Lonrho's intentions concerning the Company has been included in the Amendment under the risk factor captioned "Change of Control and Financial Support of Shareholder" and in the Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 1997 (the "Form 10-Q").

          19. The requested disclosure was included under the caption "Business - International Operations" in the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1997 (the "Form 10-K") and has been included in the Form 10-Q under the captions "Management's Discussion and Analysis of Financial Condition and Results of Operations - General Discussion - Introduction" and "Cautionary Statements - Substantial Reliance on Single Investment."

          20. In future Annual Reports on Form 10-K, the Company agrees to provide subcaptions under the heading "Business -
     International Operations."

          21. The Company will, in future filings, identify that 15.4% relates to the commercial area of the Opon Contract area and 30.9% relates to the non-commercial area.

          22.  Please see the response to comment No. 26.

          23. Production from the wells in the Opon project did not commence until December 1997, after the end of fiscal 1997. Disclosure regarding the commencement of production appears under the captions "Business - International Operations" and "Management's Discussion and Analysis of Financial Condition and Results of Operations - Opon Exploration," in the Form 10-K.

          24. Fletcher was notified by the EPA in November 1987 that it was a potentially responsible party. As noted in the Form 10-K under the caption "Business - Other Factors Affecting the Company's Business - Environmental matters - Fletcher Refinery," the Company was not an owner of Fletcher until after the alleged dumping occurred. Thus, the Company believes the dates of the alleged dumping and the actual dates of the Company's ownership are immaterial. Please also see the response to comment No. 3.

          25. There has been no material developments in the buyer's January 1997 suit against the Company since the date of the Form 10-K. As disclosed in the Form 10-K, the buyer claims indemnity for amounts allegedly due to the State of California. The Form 10-K sets forth the amounts alleged by the State of California. Accordingly, the Company believes that the required disclosures have been made.

          26. The budget for the surface geological study is $105,000 and the budget for the petrochemical analysis is $129,727. The Company's share of these costs is $36,252. Amoco Colombia has previously considered putting the Lilia wells into production. Undoubtedly, there will be overhead charges from other divisions of Amoco for writing and submitting a report to Ecopetrol on this topic. However, the amount is so minor it was not even budgeted individually. On the basis of materiality, the Company does believes its disclosure is adequate.

          27. The discussion regarding the Opon No. 6 well in the Form 10-Q under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations - General Information - Opon Exploration" has been updated to state that a decision on the proposal will be made in the Spring of 1998 following an economic and technical analysis.

          28. The suppliers of services on the Opon No. 6 well include the Colombian branches of Schlumberger, Baker Oil Tools and Weatherford Enterra. As noted in the Form 10-K and Form 10-Q, the associate parties are attempting to negotiate a settlement with the suppliers. Disclosure of the basis for the Company's claims and the identity of the suppliers could adversely affect the Company's negotiations, which in turn could adversely affect the Company and its shareholders, and would be of little value to the Company's shareholders. Accordingly, the Company does not believe any additional disclosure is required.

          29. Under applicable Colombian regulations, owners of pipelines recover their investment, and earn a rate of return, through a tariff. The tariff is set by CREG, the regulatory agency. Pursuant to these regulations and the methodology for determining rates in those regulations, the Company, through the operator, submitted a tariff application to CREG, a copy of which is filed under separate cover for the Staff's information. The Company has described the status of the tariff process in the Form 10-Q. Because the CREG has initially set the tariff much lower than the amount in the application, as described in the Form 10-Q, the Company has revised the risk factor captioned "Laws and Regulations."

          30. The discussion regarding amounts invoiced to Ecopetrol has been expanded in the Form 10-Q. The disclosure includes the basis for the invoice (i.e. the "take-or-pay" clause and the completion of improvements) and the amount of the invoices. As disclosed in the Form 10-Q, the associate parties are reviewing their legal options to pursue the collection of these invoices, which could include negotiation of a settlement or arbitration in a Colombian forum. Disclosure of any additional information regarding the Company's options or the basis for its claim could adversely affect the Company's position and, in turn, adversely affect the Company and its shareholders. Accordingly, the Company believes the revised disclosure appearing in the Form 10-Q is adequate. The Company has added disclosure regarding this dispute under the risk factor captioned "Ecopetrol's Inherent Conflict of Interest and Role" in the Amendment.

          31. The referenced disclosure states that the overhead included in the expenditure budgets for 1996 and 1997 have not been approved and are disputed. The Company's share of Amoco's overhead is separately identified in the Company's Statement of Operations. The disputes are still at a conceptual level and have not advanced to the point that a specific amount can be identified. Further, ODC and Hondo Magdalena have different opinions about what concepts should be used to determine a fair overhead charge. Therefore, even disclosure of a range of disputed amounts would not likely be meaningful. Therefore, the Company believes the disclosures contained in the Form 10-K and Form 10-Q are appropriate under the circumstances.

          32. The requested discussion has been included in the Form 10-Q under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations -
     Liquidity and Capital Resources."

          33. For the past three years, Lonrho Plc has provided a letter to the Company's auditors which commits Lonrho Plc to fund the contingent fuel tax audit liability described in the discontinued operations footnote if it should prove to be payable. In light of the ongoing litigation of this issue, the Company was unwilling to make specific reference to this commitment in its public filings.

          In January 1998, the opposing party became aware of these letters during the discovery process. A sentence describing the second commitment (in addition to the previously described $7.0 million loan commitment) has been included in the Form 10-Q.

          34. The requested disclosure is included in the Form 10-Q under the Cautionary Statement captioned "Highly Leveraged" and in the Amendment under the risk factor captioned "Highly Leveraged." The Company believes, based on consultation with its outside reserve engineers, that the results of drilling the Opon No. 14 well will provide the required 25% increase in reserves. Since the Company has sufficient funding in place to drill the Opon No. 14 well, and it is geologically reasonable to expect that the Opon No. 14 well will discover the required reserves, there in no reason to assume an event of default will occur. If there is no event of default, it is appropriate to classify that debt as long-term.

          35. Under the agreement, the net profits interest is 5% of net income from Hondo Magdalena's operations, limited to cash remitted to the U.S. from Colombia. The determination is made on an annual basis, not a cumulative basis. Because the net profits interest is essentially determined after income taxes and future capital expenditures, but without the possible benefit of significant increases in reserves from further exploratory drilling, it is difficult to estimate the precise future value of the interest. The Company estimated the undiscounted value of the net profits interest to be $0.7 million, using undiscounted future cash flows of $41.7 million from the 1996 reserve report.

               The Company believes that a net profits interest that is conservatively estimated to be 1.7% of the value of the future cash flows is immaterial. Accordingly, the Company does not believe it is necessary to discuss the net profits interest in its Managements' Discussion and Analysis of Financial Condition and Results of Operations.

          36. As indicated on the statement of operations, there were no significant operating revenues in 1997, 1996 or 1995 to be discussed and compared. The discussion of management's expectations for 1998 results of operations describes that production did commence in December 1997 and that revenue will increase in 1998. Accordingly the Company believes its disclosures regarding revenue are adequate.

          37. The Company's beliefs about 1998 results of operations, described in results of operations, are based on its budget for 1998, prepared in October 1997. That budget assumed that production would begin in December 1997 and assumed production of 95 million cubic feet per day from January to June and 130 million cubic feet per day for July to September, at a price of $1.15 (which has turned out to be the precise contractual price that will be received in the first semester of 1998). Appropriate assumptions about capital expenditures, associated liquids revenue, tariff revenue, processing fees, operating costs, depreciation and overheads were also included.

          38. As disclosed in Management's Discussion and Analysis of Financial Condition and Results of Operations-Liquidity and Capital Resources, the conversion price of Lonrho's debt is fixed. Disclosure of the number of shares that could be converted at a recent price would not be relevant information. Management believes its disclosures with regard to Lonrho's debt conversion is adequate.

          39. FAS 95, paragraph 23 identifies interest expense as an operating activity. The Company uses the indirect method of determining cash flows from operations, as permitted by FAS 95, paragraph 28. Paragraph 28 requires net income to be adjusted for "the effects of all items whose cash effects are investing or financing cash flows, such as depreciation. . ." Depreciation is a non-cash decrease in fixed assets and net income, which must be eliminated to arrive at accurate cash flows from operating activities and investing activities. Likewise, interest expense which is paid with equity is a non-cash decrease to net income and increase to equity, which must be eliminated to arrive at accurate cash flows from operating activities and financing activities. Alternatively, interest expense in net income which will never be paid with cash (because it is paid with shares) must be eliminated when reconciling from net income to net cash from operations. It is the Company's belief that its treatment of non-cash interest in the statement of cash flows is not only in compliance with the provisions of FAS 95, but appropriately draws attention to a significant non-cash transaction which the average reader would expect to be a cash transaction.

          40. Increases in the Funding Agreement represent both non-cash investing activities (capital expenditures, and related capitalized interest, for the pipeline and wellsite facilities) and non-cash operating activities (seismic and overhead expenses, and related interest) financed by the Funding Agreement. Increases in the Funding Agreement related to non-cash investing activities are eliminated from the cash flow statement and separately disclosed in footnote 3 and footnote 6 to the Company's audited financial statements. The remaining increases in the Funding Agreement represent non-cash expenses which must be eliminated in the reconciliation of net income to cash from operations.

          41. Total interest paid is disclosed in accordance with FAS 95 in footnote 5 to the Company's audited financial statements.

          42. FAS 95, paragraph 32 provides that disclosure of significant non-cash investing and financing activities may be provided in either a narrative format or summarized in a schedule. The following non-cash investing and financing activities are identified in a narrative format in the Company's audited financial statements:

               (a) Expenditures for wells in progress still in accounts payable, footnote 3.

               (b) Capitalized interest for wells in progress, footnote 3.

               (c) Wellsite facilities and pipeline capital expenditures financed with the Funding Agreement, footnote 3.

               (d)  Non-cash decrease in wells in progress,
          wellsite facilities and pipelines, associated with non-cash decrease in Funding Agreement, footnote 3.

               (e) Acquisition of an additional interest in the Opon contract for shares, footnote 3.

               (f)  Non-cash interest, footnote 5(b)(3).

               (g)  Capitalized equity premiums, footnote 6.

               Management believes the Company's financial statements identify all material non-cash transactions accurately and in accordance with FAS 95. The Company acknowledges that a revised presentation might be helpful to a reader's understanding of the financial statements, and will revise its presentation of non-cash transactions in future financial statements.

          43. SOP 96-1, Environmental Remediation Liabilities, has had no impact on the Company's financial position, results of operations, or financial statement disclosures for 1996 or 1997 and is not expected to have any impact in future financial statements. Accordingly, disclosure regarding this newly issued accounting standard would not appear necessary and is not required by Topic 11M.

               FAS 130, Comprehensive Income: the Company does not presently have items of comprehensive income, as defined, and does not expect to have them in the future. This statement is not expected to have any impact on financial position, results of operations, or financial statement disclosures. Accordingly, disclosure regarding this newly issued accounting standard would not appear necessary and is not required by Topic 11M.

               FAS 131, Disclosures about Segments of an
     Enterprise and Related Information, will not impact the Company's financial position or results of operations. The statement will apply to the Company's disclosures only in regards to foreign versus domestic operations, and will not significantly alter the information that is presently provided. Accordingly, disclosure regarding this newly issued accounting standard would not appear necessary and is not required by Topic 11M.

          44. Employer contributions for 1997, 1996 and 1995 amounted to $22,000, $23,000, and $27,000, respectively.
     These amounts are not material and are not required to be disclosed by FAS 87.

          45. The new loan commitment of $7.0 million given by Lonrho in December 1997 is disclosed in footnote 5(a) of the Company's audited financial statements. See also the response to comment No. 33.

          46. Additional wells and other capital projects, resulting in substantial penalties if the Company were not to participate, refers to activities which might occur after fiscal 1998. The Company believes it has the necessary resources to fund capital projects budgeted by the associate parties for fiscal 1998. Also, please refer to the response for comment No. 32.

               The important aspects of the Opon Association Contract, the Operating Agreement with Amoco Colombia, and the two contracts for sale of production are described in
     Item 1 to the Form 10-K. Many of those disclosures are repeated in Item 7 of the Form 10-K. The Company believes it is not necessary for the terms of these agreements to be disclosed in footnote 1 to the Company's audited financial statements in order for the reader to understand the nature of the Company's business, and its ability to continue as a going concern.

          47. The conversion prices were both set at 110% of the closing price on the day before each debt agreement was executed. The basis for the conversion price of the option granted in 1996, and approved by the Company's shareholders in March 1997, was disclosed in the Company's proxy statement for the March 1997 meeting. That option expired on December 31, 1997, and therefore is no longer a disclosure concern. The basis for the conversion price of the July 2, 1997 option was disclosed in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997, the Form 10-K, the Form 10-Q, and the Company's proxy statement for the March 1998 meeting.

               The Company does not believe that the basis for determining the conversion prices is a required disclosure under generally accepted accounting principles if the conversion price is fixed. The Company believes its disclosures on this topic have been adequate.

          48. The total amount of interest costs incurred and charged to expense during the period is disclosed on the Statement of Operations. Interest costs capitalized are disclosed in footnote 3 and footnote 6 of the Company's audited financial statements.

          49. Equity premiums computed on the 22% annualized interest rate option do not differ significantly from interest costs. It is difficult to characterize a one-time payment of 125% of the ending principal balance (which accumulated over a three year period) as interest. The terminology arose on the advice of our accountants in Bogota (Ernst & Young) to insure deductibility of the transaction under Colombian law.

          50. Disclosure of the cancellation and regrant of 58,000 stock options during 1997 is not required by FAS 123. The stock options were cancelled and regranted before they had vested and before they had been described in any public filing. The granting of 58,000 stock options at the second, and lower price, is included in footnote 8 to the Company's audited financial statements. Accordingly, the Company believes that the disclosure is adequate.

          51. Pricing of all stock options granted under this plan is set at market, or higher, on the date of grant. Therefore, all stock option grants under the plan are noncompensatory. Accordingly, EITF 87-33 does not apply.

          52. The Company assumes the Staff is referring to the IRC Section 382 limitations on the use of net operating loss carryforwards. These rules have been monitored for several years. To date, there have been no limitations of the Company's ability to utilize its loss carryforwards. Further, the Company does not believe the limitations will come into play under the present ownership structure. Accordingly, the Company does not believe disclosure about this limitation is necessary.

          53. No shares relating to Lonrho's option to convert indebtedness have been included in the "Security Ownership and Certain Beneficial Owners of the Company" table because Lonrho's December 1996 option to convert $13.5 million of indebtedness into common stock expired on December 31, 1997, before the record date, and Lonrho's July 1997 option to convert $7.0 million of indebtedness into common stock is subject to shareholder approval at the Company's March 12, 1998 annual meeting. Lonrho has agreed to vote the shares held by it and its affiliates in proportion to the shares voted by persons not affiliated with Lonrho. Therefore, the option to convert is not presently exercisable (or exercisable within 90 days after the record date) as provided in Rule 13d-3.

          The Company believes that, except as explained above, the Company has addressed the Staff's comments in the Form 10-Q filed by the Company and incorporated by reference in the Amendment. Accordingly, the Company proposes not to amend its Form 10-K to make the changes it has made in the Form 10-Q.

          In response to the Staff's letter dated February 12, 1998, enclosed under separate cover is the report of Netherland, Sewell & Associates, Inc. regarding the Company's reserves.

          Should you have any additional questions or comments, please contact the undersigned at (213) 669-6643 or by fax at
(213) 669-6407.

                              Very truly yours,



                              /s/  RICHARD A. BOEHMER
                              Richard A. Boehmer
                              of O'MELVENY & MYERS LLP

RAB:emd

cc:  Mr. J. Evan Calio
     Ms. Jill Davis
     Ms. Anna Martin